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                              STOCKHOLDERS AGREEMENT
                              ----------------------

     This STOCKHOLDERS AGREEMENT ("Agreement") is entered into as of May 17, 1993, by and among Gerald R. Cysewski, The Continental Corporation,
National - Ben Franklin Insurance Co. of Illinois, Gerald A. Sherlock (collectively the "Stockholders"); Eva R Reichl (the "Stock Purchaser"); and Cyanotech Corporation, a Nevada corporation (the "Corporation").

                                 R E C I T A L S

     A. Each of the Stockholders is a stockholder of the Corporation and owns the shares of the Corporation's Common Stock or its 8% Cumulative Convertible Preferred Shares Series C (collectively the "Stock") as set forth on Exhibit A attached hereto; and

     B. Under Subscription Agreement dated as of May 15, 1993, between the Corporation and Eva R. Reichl, The Stock Purchaser has agreed to purchase from the Corporation 1,800,000 shares of its Common Stock, and the Corporation has agreed to sell, in consideration of the payment of the purchase price thereof, such shares of its Common Stock (the "Stock Purchasers Shares"), subject to the condition, among others, that this Agreement be duly executed and delivered by the parties hereto; and

     C. The Corporation and the Stockholders each desire that the transactions contemplated by the Subscription Agreement be consummated and are willing to enter into this Agreement for the benefit of all parties;

     In consideration of the mutual agreements and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to legally bind themselves, their successors, executors, heirs and assigns, the parties hereto agree as follows:

     1. Size of the Board of Director. Without the prior written consent of a majority of the votes entitled to be cast with respect to the shares of Stock then held by the Stockholders and with respect to the Stock Purchaser Shares then held by the Stock Purchaser, the Corporation shall not propose, and the Stockholders shall not vote for, or take or cause to be taken any action in favor of any resolution, Bylaw change or proposal that would result in the Corporation's Board of Directors (the "Board") becoming larger than six (6) members. This agreement in no way cancels of modifies the rights of holders of 12% Cumulative Convertible Preferred Shares Series A ("Series A") to elect one director to the Board. Should holders of Series A exercise their right to elect one member to the Board, the Board would consist of a maximum of seven members.

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     2.  Nomination of Directors.  The Corporation shall give written notice to the Stock Purchaser of any election to the Board (the "Election Notice") not less than 10 business days before any deadline for submitting names of nominees for membership on the Board or 45 days before said election, whichever is the longer period. Eva R. Reichl may nominate one person for election as director (the "Stock Purchaser Nominee"). The Stock Purchaser shall give the Corporation and the Stockholders written notice of the name of their respective Stock Purchaser Nominee, if any, within 10 business days after receipt of the Election Notice.

     3. Election of Directors. At any election of directors of the Corporation, the Stockholders and Stock Purchaser shall vote their shares so as to elect the Stock Purchaser Nominee.

     4. Specific Performance. Each of the parties hereto acknowledges and agrees that any other parties hereto would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, each of the parties hereto agrees that each other party is entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any foreign or domestic court having subject matter jurisdiction, to the extent permitted by applicable law.

     5. No Waiver. Except as expressly provided in this Agreement, nothing contained in this Agreement shall cause the failure of the Corporation or the Stockholders to insist upon strict compliance with any covenant, obligation, condition or agreement contained herein to operate as a waiver of, or estoppel with respect to, any which or any other covenant, obligation, condition or agreement by the party entitled to the benefit thereto.

     6. Severability. If any provisions hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and, subject to applicable law, shall not affect the validity or effect of any other provisions hereof.

     7. Authority. Each party to this Agreement has full power and authority to execute, deliver and perform this Agreement in accordance with the respective terms hereof. The Stockholders represent that in their individual or corporate capacity they have the authority to bind the shares they beneficially own, as listed on Exhibit A, to all the covenants, representations and warranties contained herein.

     8. Third Party Beneficiary. This Agreement has been entered into for the express benefit of the parties hereto. Nothing herein expressed or implied is intended to or shall be construed to confer upon or give to any person or corporation other than the parties hereto and their successors or permitted assigns any rights or remedies under or by reason of this Agreement.
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     9.  Entire Agreement; Amendments.  This Agreement contains, and is intended as, a complete statement of the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior statements, representations, discussions, agreements, draft agreements and undertakings, whether written or oral, expressed or implied, of any and every nature with respect thereto. This Agreement cannot be changed or terminated orally, and may only be amended by written agreement of all of the parties.

    10. Successors and Assigns. All terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors in interest of the respective parties hereto and by each transferee of the shares of Stock held by the Stockholders.

    11. Termination. This Agreement terminates with respect to the Stock Purchaser when such Stock Purchaser sells, transfers or disposes of any of its Stock Purchaser Shares, other than by will, the laws of descent, or to any entity controlled, directly or indirectly, by such Stock Purchaser.

    12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii applicable to agreements made and to be performed in such State.

    13. Notices. All notices, requests, demands, and other communications under this Agreement are to be in writing and delivered personally (including by courier) or mailed by certified mail, return receipt requested or by reliable overnight courier, or given by facsimile transmission to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other pursuant to this provision) and deemed given when so received:

(i)   if to the Corporation, to:

       Cyanotech Corporation
       P.O. Box 4384
       Keahole Point
       Kailua-Kona, Hawaii  96745
       (808) 329-3597 (fax)

       Attn:  Ronald P. Scott,
              Vice-President, Finance &
              Administration and Secretary

(ii)  if to Gerald R. Cysewski, to:

       Gerald R. Cysewski
       P.O. Box 4384
       Keahole Point
       Kailua-Kona, Hawaii  96745
       (808 329-3597 (fax)

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(iii) if to The Continental Corporation, to:

       Continental Asset Management Corporation
       180 Maiden Lane
       New York, New York  10038
       (212) 422-2290 (fax)

       Attn:  Gerald Bollman,
              Executive Vice President

(iv)  if to National - Ben Franklin Insurance Co. of Illinois, to:

       Continental Asset Management Corporation
       180 Maiden Lane
       New York, New York  10038
       (212) 422-2290 (fax)

       Attn:  Gerald Bollman,
              Executive Vice President

(v)   if to Gerald A. Sherlock, to:

       Gerald A. Sherlock
       514 Eleuthera Lane
       Indian Harbor Beach, Florida  32937
       (407) 777-3288 (fax)

(vi)  if to Eva R. Reichl, to:

       Eva R. Reichl
       P.O. Box 472
       Princeton, New Jersey  08542
       (609) 921-8698 (fax)

     14. Counterparts. This Agreement may be executed by the parties hereto in counterparts each of which constitutes an original, but together are one and the same instrument.

     15. Further Assurances. Each party hereto agrees to perform such additional acts necessary or appropriate to further the purposes of this Agreement.

     The undersigned have caused this Agreement to be executed as of the date first above written.

                                             CYANOTECH CORPORATION

                                             By:/S/_GERALD R. CYSEWSKI_____
                                             Name:_GERALD R. CYSEWSKI______
                                             Title:__PRESIDENT_____________

STOCKHOLDERS:                                GERALD R. CYSEWSKI

                                             /S/_GERALD R. CYSEWSKI______
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                                       THE CONTINENTAL CORPORATION by
                                  CONTINENTAL ASSET MANAGEMENT CORPORATION,
                                             attorney-in-fact,

                                           By:/S/ GERALD W. BOLLMAN________

                                           Name:__GERALD W. BOLLMAN________

                                           Title:_EXECUTIVE VICE PRESIDENT_

                                           NATIONAL - BEN FRANKLIN
                                         INSURANCE CO. of ILLINOIS by
                                  CONTINENTAL ASSET MANAGEMENT CORPORATION,
                                             attorney-in-fact,

                                           By:/S/ GERALD W. BOLLMAN_________

                                           Name:__GERALD W. BOLLMAN_________

                                           Title:__EXECUTIVE VICE PRESIDENT_

                                           GERALD A. SHERLOCK

                                           /S/GERALD A. SHERLOCK___________

STOCK PURCHASER:                           EVA R. REICHL

                                           /S/EVA R. REICHL________________

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                                  EXHIBIT A


Stockholder                                              Shares/Class

Gerald R. Cysewski                                       487,308 (Common)

National - Ben Franklin Insurance co. of Illinois        183,486 (Common)
The Continental Corporation                              595,031 (Pfd Class C)

Gerald A. Sherlock                                       420,000 (Common)

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                                  EXHIBIT 3


August 31, 1995


Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy., Suite 102
Kailua-Kona, Hawaii 96740

Attn:  Gerald Cysewski
       President

Re: 1,250,000 shares of the Issuer's 12% Cumulative, Convertible, Preferred Shares, Series A (the "Series A Preferred Stock")

Dear Mr. Cysewski:

Per your conversations with Julian Baker at Loews Corporation, Firemen's Insurance Company of Newark, New Jersey ("Firemen's") agrees to convert its shares of Series A Preferred Stock within two weeks of Firemen's receipt of notice of the reinstatement of the convertibility feature [as described in the Articles of Incorporation of Cyanotech Corporation, as amended, (other than with respect to the expiration date of the convertibility period)], if the convertibility feature is reinstated within thirty days. Please include with the notice an opinion of counsel (which may be in-house counsel) which states that the convertibility reinstatement was properly authorized. Notices may be sent by confirmed facsimile, express delivery or certified mail. Please sign a copy of this letter and return it to me by facsimile at (312)822-4175 if the previous description reflects your understanding of the terms of the reinstatement of the convertibility feature for the Series A Preferred Stock.

Sincerely,


Richard W. Dubberke
Vice President

RWD:lg

Agreed:

Cyanotech Corporation



By:__________________________

Title:_______________________